

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 6-K filed July 28, 2011**
> **Form 6-K filed August 9, 2011**
> **File No. 001-15244**

Dear Mr. Mathers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Information on the Company

Strategy

1.   We note various disclosures throughout your filing regarding your proprietary trading activities, including your disclosure that you have exited most of your proprietary trading

David R. Mathers
Credit Suisse Group AG
August 19, 2011
Page 2

businesses. Please clarify the extent to which any remaining proprietary trading activities will be subject to the Volcker Rule under the U.S. Dodd-Frank Act. Additionally, please clarify whether you believe other aspects of the Volcker Rule may impact your operations, including activities related to hedge fund and private equity fund sponsorship, and if so, please tell us and disclose in future filings any actions you anticipate taking in response.

Treasury Management

Regulatory proposals and developments

Common equity tier 1 ratio simulation as of January 1, 2013 (Basel III)

2.   You disclose core tier one equity and common equity tier 1 capital, which is based on applying the January 1, 2013 Basel III rules is CHF 30.7 billion. Tell us whether these metrics are currently required to be disclosed by your home country bank regulator or securities regulator. If these metrics are not currently required to be disclosed by GAAP, Commission Rules or banking regulatory requirements, they would appear to be non-GAAP measures as defined by Regulation G. If you are unable to support that these metrics do not meet the criteria of a non-GAAP measure, please clearly label this measure as non-GAAP in your future filings.

Dividends and dividend policy

3.   You disclose that your subsidiaries are generally subject to legal restrictions on the amount of dividends they can pay, and the amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses. It appears that the parent company is reliant on these dividends for cash inflows in order to pay shareholder dividends and service the long-term debt outstanding at the parent company level. Please revise your disclosure in future filings to address the liquidity situation of the parent company, and address the following:

- Clarify whether all of the CHF 4.982 billion in other revenues related to your parent company in 2010, as disclosed within Note 39 to your consolidated financial statements, is dividend revenue received from subsidiaries, and if not, explain the nature of this revenue; and
- Clarify the nature of your net cash provided by operating activities in 2010 of CHF 6.031 billion attributable to your parent company as disclosed within Note 39 to your consolidated financial statements.

Risk Management

Market Risk

VaR

4.   You disclose that for both risk management VaR and regulatory VaR, you present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. As such from a statistical standpoint, there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR, or generally speaking over three exceptions per year. You also disclose that your trading losses did not exceed your VaR during 2009, 2010, or the first six months of 2011. Please revise your disclosure in future filings to address the following:

- Given that from a statistical standpoint, using a 99% confidence level you would expect for your trading losses to exceed your VaR one out of every hundred days or roughly three times per year, tell us why you believe your trading losses have not exceeded your VaR since the 25 exceptions you experienced during 2008.
- Explain to us and disclose in future filings how you determined your VaR model is still statistically appropriate in light of the fact that the number of VaR exceptions occurring since 2008 is not consistent with the number statistically expected.
- Describe any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2009, 2010, and first half of 2011 or in response to the 25 exceptions you experienced during 2008.
- Discuss the volatility of exhibited in your Daily VaR and One-day, 99% VaR tabular disclosures, including the trends in VaR observed over the most recent fiscal year.
- Clarify the qualitative differences between regulatory and risk management VaR.

Credit Risk

Selected European credit risk exposures

5.   We note your tabular disclosure regarding selected European countries, and ask you to expand your disclosure in future filings to address the following:

- State the nature of the amounts included in your gross and net exposure to selected European countries, including a discussion of the hedges and collateral maintained to arrive at your net exposure; and
- Address whether your gross exposure includes all possible exposures of derivatives (not limited to credit protection purchased and protection sold), investments (e.g., cash, securities and other investments), and loans and loan commitments, and if not, please include them in your table.

Notes to the consolidated financial statements

1 Summary of significant accounting policies

Reverse repurchase and repurchase agreements

6.   We note your disclosure that purchases of securities under resale agreements and securities sold under agreements to repurchase substantially identical securities "normally" do not constitute economic sales and therefore are treated as collateralized financing transactions. We also note your letter dated May 28, 2010 where you state that you account for all of your repurchase agreements as collateralized financings. To the extent you continue to account for all of your repurchase agreements as collateralized financings, please revise future filings to state that fact. To the extent you have accounted for any of these transactions as sales, please tell us the circumstances surrounding those transactions.

7.   You also disclose that where the conditions of ASC 210-20-45-11 are met, repurchase and reverse repurchase agreements are presented net on the consolidated balance sheet. Please respond to the following:

- Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near December 31, 2010 and 2009, and tell us whether the conversions were done at the request of the counterparty.
- To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Commissions and fees

8.   You disclose revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Please revise your disclosure in future filings to clarify whether underwriting revenues are recognized net of expenses, and address how reimbursed and non-reimbursed advisory expenses are accounted for and classified.

18 Loans, allowance for loan losses and credit quality

Credit quality of loans held at amortized cost

9.   You disclose internal ratings are reviewed annually and calibrated to external rating agencies using historical PD (probability of default) associated with external ratings, and internal rating levels for PD are generally in line with the rating levels of Standard & Poor's. Please revise your disclosure in future filings to address the following related to your internal ratings:

- How you calibrate your internal ratings to the historical probability of default associated with external ratings, including whether you adjust all of your internal ratings to be consistent with the external ratings.
- Clarify the extent to which external ratings are available for all of your loan categories, and if so, explain how you calibrate the internal ratings for consumer loans with the external ratings from S&P.

10.   Please revise your disclosure in future filings to address the following regarding your loan restructuring programs:

- Discuss all of your loan modification programs (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions), and quantify the amounts of such modifications for each program for the periods presented.
- Briefly disclose and tell us in greater detail how you determine whether a given loan modification is a troubled debt restructuring pursuant to ASC 310-40-15-5.
- Tell us the estimated impact of adopting ASU 2011-02 and how the adoption will impact your accounting policies in this area.
- Quantify the default and/or success rates of modified loans, and how these rates impact your allowance for loan loss calculation.
- To the extent the modification is a short-term modification, discuss whether and how often these modifications result in more permanent or longer-term modifications being made in the future.

Gross loans held at amortized cost by internal counterparty rating

11.   In your tabular disclosure, you include internal counterparty ratings as well as the value of collateral by internal counterparty rating. Also, your disclosure at the beginning of Note 18 indicates that you assign a transaction rating to your credit exposures, and the transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. You also disclose that credit risk is assessed and monitored on the credit portfolio level as represented by the classes of loans. Please tell us whether you monitor collateral values by classes of loans, and if so, please revise your disclosure in future filings to include collateral values by loan class.

12.   You disclose in footnote one to your tabular disclosure that the collateral values presented are generally the values at the time of granting the loan. Also, below the sub-heading, allowance for specifically identified credit losses on impaired loans, you disclose for collateral dependent impaired loans, an impairment is measured using the fair value of the collateral. Please revise your disclosure in future filings to address the following related to your entire loan portfolio as well as specifically for your impaired loans:

- Identify the triggers for which you obtain updated appraisals for collateral dependent loans. If this policy varies by loan class, please disclose that as well.
- Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Impaired Loans

Categories of impaired loans

13.   You disclose that write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Please revise your disclosure in future filings to more clearly state your write-off or charge-off policy for each portfolio segment in accordance with ASC 310-10-50-11B(b), including the point at which you write-off loans in each portfolio segment. Identify the specific triggers used to determine when to write-off an individual loan.

Allowance for specifically identified credit losses on impaired loans

14.   You disclose the estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. You also disclose that you consider a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. Please revise your disclosure in future filings to include the policy for determining which loans are individually assessed for impairment and how often those loans are individually assessed by clarifying what you mean by regular and detailed analysis. Refer to ASC 310-10-50-15(d).

21 Life settlement contracts

15. Please address the following regarding your activities involving life settlement contracts:

- Tell us the nature of your activities involving life settlement contracts, including whether you broker contract sales between other parties or securitize contracts. If so, please provide quantification for the last three years and subsequent interim period.
- Tell us the jurisdictions in which you entered into these settlement contracts.
- Tell us how you record the payment of insurance premiums for contracts reported under the fair value method, and tell us why you do not quantify the amount of premiums paid for these contracts.
- Tell us why the carrying value exceeded the face value of contracts with a one year or less life expectancy that were reported under the fair value method in 2009.

30 Derivatives and hedging activities

Credit Derivatives

Fair value of credit protection sold

16. You disclose the Credit protection sold/purchased tables do not include all credit derivatives and differ from the credit derivatives in the "Fair value of derivative instruments" table. Please revise your disclosure in future filings to address the following:

- Reconcile the amounts included in those tables, and clearly describe the nature of the quantified reconciling items.
- Within your reconciliation, please separately quantify the amount of your total return swaps.
- It appears these tables only include Credit protection purchased to offset contracts you entered into that are reflected in the column labeled Credit protection sold. The table also includes a separate column titled Other protection purchased, which you disclose represents contracts where the risk of the underlying is similar but not exactly the same as the underlying on contracts labeled as Credit protection sold. As such, these tables appear to exclude your proprietary trading activities as well as credit protection purchased to economically hedge credit risk exposures from other than credit derivatives (such as credit risk within your loan portfolio or investment portfolio). If true, please revise this section to confirm that fact and to explain where such amounts are presented, including the reconciliation provided above.
- Further, please identify the line items which reflect your Clock Finance transactions, which are referred to elsewhere in your document, and quantify the related balances.

31 Guarantees and Commitments

Representations and warranties on mortgages

17.   Please revise your future filings to present a roll-forward of your reserves for repurchase claims as well as a roll-forward of all repurchase requests received or amount of unresolved claims outstanding by claimant type as of the balance sheet date. For the latter, separately identify the manner in which the request was dealt with, including the amount that you have repurchased, denied, and those that remain in dispute. For those claims in dispute, clarify whether they are subject to arbitration or litigation proceedings.

32 Transfers of financial assets and variable interest entities

Transfers of financial assets

Securitizations

18.   You disclose that you transact in re-securitizations of previously issued RMBS securities. Please tell us the following:

- Whether you consolidate any of your re-securitization vehicles, and provide us with your accounting analysis to support the non-consolidation of any of these vehicles.
- Quantify the total assets of your re-securitization vehicles and amount of securities that were re-securitized in the periods presented. To the extent that certain of your re-securitization transactions are consolidated and certain are not, please separately quantify the amounts for each type.
- For each of your non-consolidated re-securitization vehicles, please tell us whether you hold a significant variable interest or are the sponsor. If so, please revise future filings to provide all of the disclosures required by 810-10-50-12. To the extent you believe you are not the sponsor or do not hold a significant variable interest, please provide us with your analysis supporting this conclusion.
- Tell us what years you participated in re-securitization activities.
- You disclose that often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche. In these situations, tell us whether the client is requesting the re-securitization, the types of parties that request your assistance in performing the re-securitization, and discuss their role in the design of the vehicle and the structure of the securities to be issued.
- Tell us whether there are situations in which you are doing re-securitizations for your own liquidity or capital purposes, and tell us the other parties involved that have discretion over the design of the vehicle.

19.   Regarding your CDO securitizations, you disclose that you purchased CHF 1.82 billion and CHF 1.85 billion of previously transferred financial assets or its underlying collateral in 2010 and 2009, respectively. Additionally, regarding other asset-backed financing activities, you disclose that you purchased CHF 696 million of previously transferred financial assets or its underlying collateral in 2010. Please tell us the following regarding purchases related to your securitization and asset-backed financing activities:

- The circumstances where you are required to purchase assets from the VIE or provide liquidity to the entity, including any contractual obligations to do so.
- You disclose that CDO repurchases represent market making activity and voluntary repurchases at fair value where no repurchase obligations were present. Describe the circumstances, such as for these CDO's, where you have purchased assets, but were not contractually required to do so.
- The circumstances where you have provided liquidity, but were not contractually required to do so.
- The business reasons for the asset purchases, including whether you were providing protection to security investors.
- The parties involved in making the determination to purchase the assets, and whether any parties requested the asset purchase.
- Whether the purchase price ever differs from the fair value of the assets, and if so, whether you are required to bear any of the risk of loss on the difference between the purchase price and fair value.
- The amount of losses incurred on the assets purchased subsequent to the purchase date.

Variable Interest Entities

Financial Intermediation

Securitizations

20.   You consolidate certain of your financial intermediation securitizations and do not consolidate certain others since you are not the primary beneficiary. You disclose that you typically consolidate securitization vehicles when you are the servicer and have holdings stemming from your role as underwriter. Please tell us, and expand your disclosure in future filings to address the following:

- The specific key differences resulting in the non-consolidation of certain of your securitizations. For example, clarify whether the key difference is the lack of power over the vehicles, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant.
- Clarify the roles you maintain for the securitization vehicles for which you do not consolidate.

- Discuss the reasons certain deals are structured to result in your qualifying or not qualifying as the primary beneficiary.
- Identify the parties that drive the structure of the vehicles.

33 Financial instruments

Assets and liabilities measured at fair value on a recurring basis for level 3

21. It appears that your Form 20-F as filed on Edgar does not include the complete level 3 tabular disclosure included on pages 316 - 319 of your Annual Report 2010 in English as available on your website. Please confirm that you will include complete tables in future filings.

Transfers in and out of level 3

22. Per page 317 of your Annual Report 2010 in English, you recorded CHF 849 million on transfers in/out of level 3 loans held-for-sale and CHF 1.1 billion on all other level 3 loans held-for-sale in trading revenues, included in other assets. Please revise your disclosure in future filings to clarify whether these gains are related to assets still held at the end of the period or whether they were recognized on assets sold during the period. Also, describe the underlying reasons for the gains on these loans, and discuss the credit quality of these loans, including whether they are classified as subprime.

Qualitative disclosures of valuation techniques

23. You disclose that you utilize broker or dealer quotes, quoted prices, pricing sources, and market consensus data providers for a variety of your financial instruments. Please revise your disclosure in future filings to address the validation procedures you perform to validate the prices and quotes received from third parties, including vendors, brokers, dealers, pricing services, and market consensus data providers. In your revised disclosure, please address any procedures you have performed to formally evaluate the models and assumptions utilized by these third parties. If you have adjusted values based upon your validation procedures, please disclose the relevant instruments and amounts of adjustments.

Form 6-K filed July 28, 2011

Financial Highlights, page 4 of 9

24. We note your measure titled "Underlying results" on page four of nine as well as various derivations of this measure elsewhere including "Underlying after-tax return on Equity." In future filings, please revise your presentation of this measure to comply with

Regulation G as well as Item 10(e) where applicable. Please label this measure and any derivations as non-GAAP and provide a quantified reconciliation for each period presented.

Form 6-K filed August 9, 2011

Note 29 Litigation

25.   Please revise your disclosure in future interim filings on Form 6-K to include your estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions. We note you made such disclosure as of December 31, 2010 in your Form 20-F but were unable to locate this disclosure as of June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief